                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                    FORM 11-K

-------------------------------------------------------------------------------


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _______ to _________

                        Commission file number 333-62227

                    A. Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:


                           AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES'
                                  SAVINGS PLAN

                             1701 East Market Street
                          Jeffersonville, Indiana 47130
                                 (812) 288-0100

                  B. Name of the issuer of the securities held
                   pursuant to the plan and the address of its
                           principal executive office:


                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 782-1400

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN

                          Index to Financial Statements

Audited Financial Statements

     Report of Independent Auditors.........................................3

     Statements of Net Assets Available for Benefits,
        With Fund Information - December 31, 1998...........................4

     Statement of Net Assets Available for Benefits,
        With Fund Information - December 31, 1997...........................5

     Statement of Changes in Net Assets Available for Benefits,
        With Fund Information - Year Ended December 31, 1998................6

     Notes to Financial Statements  ........................................7

Supplemental Schedules

     Schedule of Assets Held for Investment Purposes - December 31, 1998...14

     Schedule of Reportable Transactions - Year Ended December 31, 1998....15

Signature..................................................................16

                         REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
American Commercial Vessel and Terminal Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the American Commercial Vessel and Terminal Employees' Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                  /S/ ERNST & YOUNG LLP
                                                  ---------------------
Louisville, Kentucky                              Ernst & Young LLP
June 11, 1999

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)

                                December 31, 1998

                                                                  FUND INFORMATION
                                            ------------------------------------------------------
                                                                                           NON-
                                                                                        PARTICIPANT
                                                      PARTICIPANT DIRECTED               DIRECTED
                                            ---------------------------------------     ----------
                                             PROTECTED                      CSX            CSX
                                              INCOME         EQUITY       COMMON          COMMON
                                               FUND           FUND      STOCK FUND      STOCK FUND        TOTAL
                                            --------------------------------------      ----------      ---------
Assets
Investments:
  CSX Corporation Common Stock                $    -            -          $  574          $2,079          $2,653
  American Express Trust Income Fund           1,147            -               -               -           1,147
  Fidelity Equity Income Fund                      -          577               -               -             577
  Interest bearing cash                           62           25               -               -              87
                                            --------------------------------------      ----------      ---------
Total investments                              1,209          602             574           2,079           4,464

Contributions receivable:
  Employer                                        30           11               -               -              41
  Participants                                    39           15               -               -              54
                                            --------------------------------------      ----------      ---------
Net assets available for benefits             $1,278       $  628          $  574          $2,079          $4,559
                                            --------------------------------------      ----------      ---------
                                            --------------------------------------      ----------      ---------

SEE ACCOMPANYING NOTES

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLIOYEES' SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)

                                December 31, 1997

                                                           FUND INFORMATION
                                        -----------------------------------------------------
                                                                                     NON-
                                                                                 PARTICIPANT
                                                 PARTICIPANT DIRECTED              DIRECTED
                                        ---------------------------------------  ------------
                                        PROTECTED                       CSX           CSX
                                         INCOME        EQUITY          COMMON        COMMON
                                          FUND          FUND         STOCK FUND    STOCK FUND       TOTAL
                                        ---------------------------------------  ------------      -------
Assets
Investments:
  CSX Corporation Common Stock           $  -            $  -          $ 827           $2,790       $3,617
  American Express Trust Income Fund      818               -              -                -          818
  Fidelity Equity Income Fund               -             556              -                -          556
  Interest bearing cash                     -               -              1                -            1
                                        --------------------------------------   ------------      -------
Total investments                         818             556            828            2,790        4,992

Contributions receivable:
  Employer                                  -               -              -               41           41
  Participants                             20              10             25                -           55
                                        --------------------------------------   ------------      -------
Net assets available for benefits        $838            $566          $ 853           $2,831       $5,088
                                        --------------------------------------   ------------      -------
                                        --------------------------------------   ------------      -------

SEE ACCOMPANYING NOTES

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                             (Thousands of Dollars)

                          Year Ended December 31, 1998

                                                                             FUND INFORMATION
                                                      ------------------------------------------------------------
                                                                                                          NON-
                                                                                                      PARTICIPANT
                                                                  PARTICIPANT DIRECTED                  DIRECTED
                                                      ------------------------------------------   ---------------
                                                       PROTECTED                       CSX              CSX
                                                        INCOME       EQUITY           COMMON           COMMON
                                                         FUND         FUND          STOCK FUND       STOCK FUND         TOTAL
                                                      ------------------------------------------   ---------------   ---------
ADDITIONS:
  Investment income:
     Dividends                                         $     -        $    32         $    18         $    61         $   111
     Interest                                                1              -               1               1               3
  Net realized and unrealized appreciation
    (depreciation) of investments:
          Collective trust                                  57              -               -               -              57
          Mutual fund                                        -             36               -               -              36
          CSX common stock                                   -              -            (193)           (656)           (849)
  Contributions:
     Employer                                              191             57               -             232             480
     Participants                                          369            137             148               -             654
                                                      --------------------------------------------------------------------------
Total additions                                            618            262             (26)           (362)            492

DEDUCTIONS:
  Benefits paid to participants                            265            143             250             339             997
  Administrative expenses                                    6              2               4              12              24
                                                      --------------------------------------------------------------------------
Total deductions                                           271            145             254             351           1,021

Net increase (decrease) before fund transfers              347            117            (280)           (713)           (529)
Interfund transfers, net                                    93            (55)              1             (39)              -
                                                      --------------------------------------------------------------------------
Net increase (decrease)                                    440             62            (279)           (752)           (529)

Net assets available for benefits:
  Beginning of year                                        838            566             853           2,831           5,088
                                                      --------------------------------------------------------------------------
  End of year                                          $ 1,278        $   628         $   574         $ 2,079         $ 4,559
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the American Commercial Vessel and Terminal Employees' Savings Plan (the "Plan") are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The mutual fund is valued at quoted market price which represents the net asset value of shares held by the Plan at year end. The fair value of the participation units owned by the Plan in the collective trust fund is based on quoted redemption values on the last business day of the plan year. All securities transactions of the Plan are traded in an active market and are recorded as of the trade date.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results could differ from those estimates.

NOTE 2. DESCRIPTION OF THE PLAN

The participating employers of the Plan include American Commercial Barge Line LLC, American Commercial Terminals LLC, Louisiana Dock Company LLC, Lemont Harbor and Fleeting Services LLC, and Houston Fleet LLC, subsidiaries of American Commercial Lines LLC ("ACL") formerly known as American Commercial Lines, Inc. ACL was a wholly-owned subsidiary of CSX Corporation ("CSX") until June 30, 1998 when a recapitalization resulted in the formation of a limited liability company. This transaction will not impact the terms or conditions of the Plan, other than a change to prohibit participants from making new investments in the CSX Common Stock fund after June 30, 1998.

A complete description of Plan provisions including those relating to vesting, withdrawals, and distributions are contained in the Summary Plan Description and the Plan Document. Copies of these documents are available in the American Commercial Barge Line LLC Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 2. DESCRIPTION OF THE PLAN (continued)

GENERAL: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to qualify as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code ("IRC") of 1986, as amended. Plan participation is limited to certain hourly-paid employees of ACL and affiliated companies (the "Company" or the "Employer").

INVESTMENTS:  The Plan's investments are held by a bank administered trust fund.

INVESTMENT ALTERNATIVES: Participant contributions may be invested in one or more of the following investment funds: (1) the Protected Income Fund, which invests in the American Express Trust Income Fund, a collective trust fund, consisting primarily of money market funds, bank investment contracts, and guaranteed interest contracts; (2) the Equity Fund, which is invested in the Fidelity Equity Income Fund, a mutual fund; and (3) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock. As a result of the aforementioned recapitalization, participants were no longer allowed to contribute to the CSX Common Stock Fund as of June 30, 1998. Amounts allocated to any of these funds may be temporarily retained as cash or invested in money market funds to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Employer contributions were made in the form of cash deposits to the CSX Common Stock Fund until June 30, 1998. These contributions are presented as "Non-Participant Directed" in the financial statements. After June 30, 1998, Company contributions are made to the Protected Income Fund and the Equity Fund based on the Participants' investment elections. These contributions are presented in the "Participant Directed" portion of the financial statements.

PARTICIPANT CONTRIBUTIONS: Participants in the Plan are allowed to contribute designated amounts (not to exceed $6.00 per day). All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the permitted investment alternatives. Investment direction may be revised by participants as often as four times per year.

EMPLOYER CONTRIBUTIONS: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions.

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 2. DESCRIPTION OF THE PLAN (continued)

VESTING, WITHDRAWALS, DISTRIBUTIONS AND FORFEITURES: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:

                    Years of Service                Vested Percentage
                    ----------------                -----------------
             Less than 2 years                                0%
             2 years but less than 3                         25%
             3 years but less than 4                         50%
             4 years but less than 5                         75%
             5 Years or more                                100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment for reasons other than retirement, death or total disability; however, if an employee reactivates participation in the Plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1998. Forfeitures in the amount of $31,000 were used to offset Employer contributions for the year ended December 31, 1998.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings and expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PLAN TERMINATION: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 16, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 4. RELATED PARTY TRANSACTIONS

Administrative expenses for administration, investment advice and other services are principally paid by the Employer. The Plan is not charged for administrative services performed on its behalf by the Employer. The Employer paid $3,000 and $18,000, respectively, to the Trustee and to the Plan Administrator during 1998 for administrative expenses of the Plan.

During the year ended December 31, 1998, the Plan received $79,000 representing cash dividends from CSX common stock.

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 5. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Form 5500 requires the recording of a liability for benefit payments approved but not distributed to participants. This requirement conflicts with generally accepted accounting principles and the presentation of such amounts in the financial statements where they remain net assets available for benefits until paid.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                           December 31,
                                                                      1998             1997
                                                                      (Thousands of Dollars)
                                                                    --------------------------
                 Net assets available for benefits per the
                       financial statements                         $ 4,559           $ 5,088

                 Benefit claims payable                                (101)             (207)
                                                                    --------------------------
                 Net assets available for benefits
                    per the Form 5500                               $ 4,458           $ 4,881
                                                                    -------------------------
                                                                    -------------------------

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                           Year Ended
                                                                        December 31, 1998
                                                                     (Thousands of Dollars)
                                                                      --------------------
                 Benefits paid to participants per the financial             $997
                   statements

                 Add:  Benefit claims payable at December 31, 1998            101

                 Less:  Benefit claims payable at December 31, 1997           207
                                                                          -----------
                 Benefits paid to participants per the Form 5500             $891
                                                                          -----------
                                                                          -----------

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 6. YEAR 2000 ISSUE (Unaudited)

ACL has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. ACL currently expects the project to be substantially complete by July 1999 and does not expect this project to have a significant effect on plan operations. Contingency plans are currently being developed to address areas of significant risk. Costs related to the year 2000 initiative will be paid by ACL.

                             SUPPLEMENTAL SCHEDULES

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

          Schedule 27a-Schedule of Assets Held for Investment Purposes

                      EIN: 35-6048505 and Plan Number: 001

                                December 31, 1998
                              (Thousands of Dollars)

                                                       DESCRIPTION OF INVESTMENT,
                                                         INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,                       RATE OF INTEREST, PAR OR
       LESSOR OR SIMILAR PARTY                              MATURITY VALUE                  COST                 CURRENT VALUE
-------------------------------------------------------------------------------------------------------------------------------
CSX Corporation Common Stock*                                63,939 shares                 $ 2,290                  $ 2,653

Collective trust:
     American Express Trust Income Fund                      23,806 units                    1,042                    1,147

Mutual fund:
     Fidelity Equity Income Fund                             10,390 shares                     422                      577

Interest bearing cash:
     Churchill Cash Reserve Trust*                           87,151 shares                      87                       87
                                                                                          -------------------------------------
                                                                                           $ 3,841                  $ 4,464
                                                                                          -------------------------------------
                                                                                          -------------------------------------

     * Party-in-interest to the plan

                         AMERICAN COMMERCIAL VESSEL AND
                        TERMINAL EMPLOYEES' SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                Schedule 27d-Schedule of Reportable Transactions

                      EIN: 35-6048505 and Plan Number: 001

                          Year Ended December 31, 1998
                             (Thousands of Dollars)


                                                  PURCHASES                                         SALES
                                           -------------------------      ---------------------------------------------------------
                                                                                          CURRENT VALUE
                                                                                           OF ASSET ON
                                                                                           TRANSACTION
    DESCRIPTION OF ASSET                     NUMBER           COST            NUMBER          DATE           COST           (LOSS)
-----------------------------------        -------------------------      ---------------------------------------------------------
Category (iii) - series of transactions
    in excess of 5% of plan assets

Churchill Cash Reserve Trust, money
    market fund                                 157          $2,222             106          $2,220          $2,220             $ -

CSX Corporation common stock                     10             352              16             465             366              99

American Express Trust Income Fund,
    collective trust                             12             514               8             242             218              24

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                         AMERICAN COMMERCIAL VESSEL
                                         AND TERMINAL EMPLOYEES'
                                         SAVINGS PLAN

                                         By:/s/ PAUL S. BESSON
                                             ------------------
                                             Paul S. Besson
                                            (Member, Administrative Committee)


Date:  June 28, 1999